

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

April 21, 2017

Via E-mail
John Parrett
Bridgewell Preferred Income Fund, LP
496 Delaney Ave, Ste 408
Orlando, Florida 32801

> **Re: Bridgewell Preferred Income Fund, LP**
> **Offering Statement on Form 1-A**
> **Filed March 22, 2017**
> **File No. 024-10687**

Dear Mr. Parrett:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Part II – Offering Circular

General

1. We note that you intend to acquire real estate secured loans, bridge loans, and other loans secured by real estate. We further note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

2. We note that you are a real estate limited partnership and that you have not yet identified any mortgage-related assets to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a "blind pool" offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure is not appropriate. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act

Forms Compliance and Disclosure Interpretation 128.06 and Item 7(c) of Part II of Form 1-A.

3. We note that you may conduct a limited partnership repurchase program during the offering period of the limited partnership being registered under this offering circular. Please be advised that you are responsible for analyzing the applicability of Regulation M to your repurchase program. We urge you to consider all the elements of your repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

4. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your limited partnership repurchase program. We urge you to consider all the elements of your limited partnership repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

5. We note that this is a Tier 2 offering where the securities will not be listed on a registered national securities exchange upon qualification. Please revise to include the legend required under paragraph (a)(5) of Part II of Form 1-A.

6. We note your disclosure on page 65 that the Partnership is not a licensed lender and does not plan to act as a lender. We also note your disclosure throughout that the Partnership plans to originate loans and your description of your lending program starting on page 53. Please revise for consistency. To the extent the Partnership's activities are limited to acquiring loans from the Lender, who originates the loans, please revise your disclosure throughout to clarify this distinction.

Cover Page

7. Please revise to disclose whether funds will be returned if you are unable to raise the minimum of $100,000. If so, please revise to briefly discuss how.

Prospectus Summary, page 4

8. We note your disclosure on page 5 that your principal, John Parrett, "does not have any specific number of working hours dedicated to the Partnership going forward." Please

revise to disclose approximately the average number of hours per week or month he is anticipated to work.

Plan of Distribution, page 39

9. We note your disclosure on page 41 regarding the general partner's ability, in its sole discretion, to terminate any subscription. Please revise to clarify when the return of the limited partner's capital will occur.

Use of Proceeds, page 41

10. We note your disclosure on page 55 where you indicate that, with respect to your lending program, you may lend as much as 20% of your assets to any particular borrower relationship. Please revise your disclosure in this section to account for such use.

11. We refer to footnote 3 where you disclose that "all the costs involved with the Partnership's Mortgage Loan purchases will be paid by the Lender."

    a. Please revise to discuss whether you have an agreement with the Lender regarding the payment of the costs. If so, please revise your disclosure, where applicable, to discuss the material terms of the agreement and file the agreement as an exhibit to the offering circular. If not, please revise to so state.

    b. We note your disclosure on page 11 that you will reimburse the general partner and its affiliates for fees related to the primary source of your mortgage loan inventory. Please tell us whether you intend to reimburse your general partner for the costs related to the partnership's mortgage loan purchases. If so, please revise your disclosure in this section to clarify.

12. We refer to your disclosure on page 43. Please clarify whether General Partnership Interest is the same as General Partner Membership Interest. If they are different, please revise the disclosure on pages 76 and 84 accordingly.

Investment Policies of the Company, page 48

13. Please revise your disclosure to briefly describe how the after repaired value is calculated and clarify the party responsible for the ARV appraisal.

Policies with respect to Certain Transactions, page 50

14. We note your disclosure that you do not intend to issue senior notes. Please reconcile with your disclosure on page 49 where you state that you may issue senior securities at some time in the future.

Conflicts of Interest, page 50

15. Please tell us whether John Parrett has other commitments, other than with your general partner and Bridgewell Capital. Also, please tell us whether Bridgewell Capital has competing funds. If so, please revise your disclosure, where applicable, to discuss how investment opportunities will be allocated.

Summary of Partnership Agreement, page 76

16. We note your reference to the tax matters partner on page 78. Please revise to disclose the responsibilities of the tax matters partner and clarify whether this partner would have any additional rights or returns.

Withdrawal, Redemption Policy and Other Events of Dissociation, page 80

17. We note your disclosure on page 81 which indicates that there will be no withdrawal unless payments of all monthly cash distributions owing to limited partners have been made. Please revise, where applicable, to disclose whether there are any restriction on the repurchase or redemption while there is any arrearage in the payment of dividends on the preferred units.

Executive Compensation, page 85

18. We note your disclosure in the table and throughout the offering circular with respect to the management interest. Please revise your disclosure to provide the material terms of the management interest.

Certain Relationships and Related Party Transactions, page 87

19. Please revise to disclose what "Distributable Cash" means.

20. We note your disclosure on page 64 that advances may be made to the General Partner and affiliates to finance a mortgage loan. Please expand your disclosure to clarify the instances in which you may provide such an advance, and the types of mortgages the General Partner and affiliates may enter into.

Item 1. Index to Exhibits, page 90

21. We note your reference to the Master Note Servicing Agreement on page F-4. Please file the agreement as an exhibit to the offering circular or tell us why it is not material. Refer to Item 17 of Part II to Form 1-A.

Exhibit 15. Tax Opinion

22. Please ask counsel to revise the first paragraph to make the appropriate references. The opinion is furnished pursuant to Item 17 of Part II to Form 1-A in connection with the offering circular under Regulation A. Additionally, the offering circular is registering 50,000 units and not 25,000 units. All references in the opinion to "registration statement" should be revised to "offering circular."

23. We note the disclosure on page 2 where counsel qualifies the opinion with the "more likely than not" language. Please have counsel revise to explain why counsel cannot give an unqualified opinion. Additionally, please revise the offering circular to provide risk factor and/or other appropriate disclosure setting forth the risk of the uncertain tax treatment to investor. Alternatively, please have counsel delete the "more likely than not" language. Refer to the Division of Corporation Finance's Staff Legal Bulletin No. 19 for guidance.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396 or Robert F. Telewicz, Jr., Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3673 with any other questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Senior Counsel
Office of Real Estate and
Commodities

cc: Jillian Sidoti, Esq.